Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

January 15, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Mr. James E. O’Connor

Re:	Stone Ridge Trust (the “Trust”) – Registration Statement on Form N-1A
(File Nos. 333-184477 and 811-22761) (the “Registration Statement”).

Dear Mr. O’Connor,

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A, as amended, be accelerated to January 17, 2013, or as soon thereafter as possible.

Very truly yours, QUASAR DISTRIBUTORS, LLC By: /s/ James R. Schoenike Name: James R. Schoenike Title: President